CHINA PROPERTIES DEVELOPMENTS, INC.

April 19, 2006

Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
Washington, DC   20549

Mail Stop 4561

Dear Mr. Forgione:

Re:       Bangla Property Management Inc. (n/c China Properties Developments, Inc.)
            Form QSB/A Fiscal Quarter Ended September 30, 2005
            File No.:  0-50637

Further to your letter of April 14, 2006, we have addressed your comments and updated in our Form 10KSB filed April 17, 2006.

Attached is a copy of the letter that we will file as correspondence on EDGAR.

Please advise if you have further comments or if additional filings are required.

I can be reached in Xi’an, China at 86-29-8525-7560 or by fax at 86-8525-7829 or you may contact Dennis Brovarone, Attorney at Law at 303-466-4092, fax 303-466-4826.

Thank you for your assistance.

Yours truly,

CHINA PROPERTIES DEVELOPMENTS, Inc.

/s/ Shuo (Steven) Lou

Shuo (Steven) Lou
Chief Financial Officer and Director

ζ 89 Chang’an Middle Road  ζ Yangming International Tower, 26/27 Flrs. ζ
ζ  Xi’an, China  ζ  710061 ζ